Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES BOARD OF DIRECTOR ELECTION RESULTS
(Calgary, June 28, 2016) - Pengrowth Energy Corporation is pleased to announce that at its annual meeting of shareholders held earlier today, each of the eight nominees listed in its management information circular dated April 29, 2016 were elected as directors of Pengrowth to serve until the next annual meeting of shareholders of Pengrowth, or until their successors are elected or appointed. The results of the shares voted in respect of the election of each director are set out below.
	Votes For		Votes Withheld
Margaret L. Byl	214,971,056	(97.59%)	5,319,408	(2.41%)
Derek W. Evans	213,476,326	(96.91%)	6,814,138	(3.09%)
Wayne K. Foo	213,375,886	(96.86%)	6,914,577	(3.14%)
Kelvin B. Johnston	215,092,451	(97.64%)	5,198,013	(2.36%)
James D. McFarland	212,412,990	(96.42%)	7,877,473	(3.58%)
A. Terence Poole	213,365,373	(96.86%)	6,925,090	(3.14%)
Jamie C. Sokalsky	213,344,959	(96.85%)	6,945,504	(3.15%)
D. Michael G. Stewart	213,224,581	(96.79%)	7,065,882	(3.21%)

About Pengrowth :
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".
PENGROWTH ENERGY CORPORATION
Derek Evans
 President and Chief Executive Officer
Contact information:
Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com